Form 8-A SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                            MID-AMERICA BANCORP
            (Exact name of registrant as specified in its charter)

         KENTUCKY                                        61-10112933
     (State of incorporation                        (I.R.S. Employer or
     organization)                                  Identification No.)

     500 WEST BROADWAY, LOUISVILLE, KENTUCKY           40202
     (Address of principal executive offices )       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on
     to be registered                         which each class is to
                                            be registered

     MID-AMERICA BANCORP PREFERRED
       SHARE PURCHASE RIGHTS                 AMERICAN STOCK EXCHANGE

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

     Securities Act registration statement file number to which this form relates: N/A

     Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE
                           Title of each class


Item 1.         DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                REGISTERED.

                PREFERRED SHARE PURCHASE RIGHTS

        On February 23, 1998, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on March 13, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one-hundredth of a share (a "Unit") of 1998A Junior Participating Preferred Stock (the "Participating Preferred") at a purchase price of $75.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 23, 1998 (the "Rights Agreement") between the Company and Mid-America Bank of Louisville and Trust Company (now known as Bank of Louisville), as Rights Agent.

        Initially, the Rights attach to all the Common Stock certificates representing shares then outstanding, and no separate Rights Certificates are distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock (the "Stock Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of the Common Stock. In addition to the Rights dividend on shares outstanding on the Record Date, the Rights Agreement provides for the automatic issuance of a Right with respect to each share of the Common Stock issued after the Record Date but before the earlier of the Distribution Date or the date on which the Rights expire.

        The definition of "Acquiring Person" excludes any shareholder who beneficially owns 15% or more of the shares of Common Stock outstanding on the date the Rights Agreement was adopted (an "Excluded Shareholder"). An Excluded Shareholder may become an Acquiring Person only at such times as the Excluded Shareholder becomes the beneficial owner of 24% or more of the shares of the Common Stock outstanding as a result of the Excluded Shareholder acquiring additional shares of Common Stock (other than acquisitions as a result of the death of a parent or spouse or pursuant to an employee benefit plan, a stock split, or a stock dividend). As of the date the Rights Agreement was adopted and the date of this registration Bertram W. Klein, Chairman of the Company, is the only Excluded Shareholder.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 13, 2008, unless earlier redeemed by the Company as described below. Until a Right becomes exercisable and is actually exercised (as described in succeeding paragraphs), the holder thereof, as such, will have no voting, dividend or other rights as a shareholder of Company.

        Following any Stock Acquisition Date, (i) each holder of a Right other than an Acquiring Person (or certain related parties) will have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right, and (ii) all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        For example, at an exercise price of $75 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Stock Acquisition Date would entitle its holder to purchase $150 worth of Common Stock based on the current market price (as defined in the Agreement) of the Common Stock for $75. Assuming that the current market price of Common Stock is $30 per share, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $75.

        If, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

        The Company may redeem all (but no fewer than all) of the Rights at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The decision to redeem requires the concurrence of a majority of the Continuing Directors. The term "Continuing Directors" means any member of the Board of Directors who was also a member of the Board before the date an Acquiring Person became such, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

        Rights agreements generally provide a significant deterrent to attempts to acquire control of a corporation without the approval of the board of directors. The Rights would cause substantial dilution to a person or group that attempts to acquire control without Board approval unless the offer is conditioned upon the redemption of the Rights. The Rights, however, should not affect any prospective offeror willing to make an offer for all outstanding shares of the Common Stock at a fair price and otherwise in the best interest of the Company and its shareholders as determined by the Board of Directors or affect any prospective offeror willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem all but not less than all of the then outstanding Rights or amend the Rights Agreement so as not to apply to a negotiated transaction.

        As of February 18, 1999, approximately 11,824,225 shares of Company Common Stock were issued and outstanding. Each outstanding share of Company Common Stock as of March 26, 1999 has received one Right. As long as the Rights are attached to the Company Common Stock, the Company will issue one Right for each share of Company Common Stock issued between the Record
Date and the Distribution Date. As of March 26, 1999, no shares of Preferred Stock were issued and outstanding. A total of 120,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights, subject to adjustment. The Rights Agreement, which sets forth the terms and conditions of the Rights, is incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.         EXHIBITS.

                The following exhibits are attached to and filed as a part of this registration statement:

     1.      Form of Rights Certificate (attached as Exhibit B to
             Rights Agreement)

     2. Rights Agreement, dated February 23,1998, between Mid-America Bancorp and Mid-America Bank of Louisville n/k/a Bank of Louisville

     3.      Amended and Restated Articles of Incorporation


                                 SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MID-AMERICA BANCORP

Date: March 26, 1999

                                       By: /s/ Bertram W. Klein
                                           Bertram W. Klein
                                           Chairman of the Board